CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS
ENDED DECEMBER 31, 2005

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	December 31	June 30
	2005	2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$10,136,376	$13,962,200
Amounts receivable and prepaids	698,187	686,683
Balances receivable from related parties (note 4)	458,840	–
	11,293,403	14,648,883

Buildings and equipment	330,564	384,324
Mineral property interests	8,963,127	8,963,127

	$20,587,094	$23,996,334

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$461,002	$607,573
Balances payable to related parties (note 4)	–	115,023
	461,002	722,596

Shareholders' equity
Share capital (note 4)	76,134,658	73,800,541
Contributed surplus	1,340,230	845,523
Deficit	(57,348,796)	(51,372,326)
	20,126,092	23,273,738
Contingencies (note 5)

	$20,587,094	$23,996,334

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
	2005	2004	2005	2004
Expenses
Exploration (schedule)	$1,774,423	$1,473,138	$4,217,342	$2,574,499
Interest	–	–	–	141
Legal, audit and accounting	195,225	213,132	321,075	752,822
Office and administration	415,517	284,652	913,433	552,079
Shareholder communication	526,947	557,438	553,622	574,441
Stock-based compensation - exploration	3,984	61,517	145,348	341,318
Stock-based compensation - office and administration	7,724	79,769	349,359	320,313
Travel and conferences	164,606	55,912	220,975	100,625
	3,088,426	2,725,558	6,721,154	5,216,238

Other income (expense)
Foreign exchange gain (loss)	(7,500)	216,370	593,600	456,630
Interest income	71,048	32,258	151,084	56,373
Gain on sale of equipment	–	(1,543)	–	–
	63,548	247,085	744,684	513,003

Loss for the period	3,024,878	2,478,473	5,976,470	4,703,235

Deficit, beginning of period	54,323,918	41,165,257	51,372,326	38,940,495

Deficit, end of period	$57,348,796	$43,643,730	$57,348,796	$43,643,730

Basic and diluted loss per share	$0.03	$0.04	$0.06	$0.07

Weighted average number of common shares outstanding	99,361,690	69,130,127	99,650,308	64,647,951

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
Cash provided by (used in)	2005	2004	2005	2004

Operating activities
Loss for the period	$(3,024,878)	$(2,478,473)	$(5,976,470)	$(4,703,235)
Items not involving cash
Amortization included in exploration expenses	31,685	17,087	64,696	29,253
Gain on sale of equipment	–	–	–	(1,543)
Stock-based compensation	11,708	141,286	494,707	661,631
Changes in non-cash working capital
Amounts receivable and prepaids	(182,446)	(253,621)	(11,504)	(415,445)
Accounts payable and accrued liabilities	(92,512)	18,139	(146,571)	231,192
	(3,256,443)	(2,555,582)	(5,575,142)	(4,198,147)

Investing activities
Purchase of equipment	6,521	(11,548)	(10,936)	(81,886)
Proceeds from sale of equipment	–	–	–	1,543
	6,521	(11,548)	(10,936)	(80,343)

Financing activities
Balances receivable (payable) from (to) related parties	(375,906)	(1,643,934)	(573,863)	(1,406,115)
Common shares issued for cash, net of issue costs	2,301,418	18,506,873	2,334,117	18,819,609
	1,925,512	16,862,939	1,760,254	17,413,494

Decrease in cash and equivalents	(1,324,410)	14,295,809	(3,825,824)	13,135,004
Cash and equivalents, beginning of period	11,460,786	4,252,208	13,962,200	5,413,013

Cash and equivalents, end of period	$10,136,376	$18,548,017	$10,136,376	$18,548,017

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$141

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
Campo Morado Property	2005	2004	2005	2004
Exploration expenses incurred during the period
Assays and analysis	$38,227	$96,948	$119,501	$130,512
Amortization	31,685	17,087	64,696	29,253
Drilling	640,788	637,265	1,532,395	1,094,480
Engineering	598,517	318,520	1,328,550	493,815
Geological	225,544	182,871	489,310	323,916
Site activities	196,213	166,204	600,544	425,964
Transportation	43,449	54,243	82,346	76,559
Subtotal	1,774,423	1,473,138	4,217,342	2,574,499
Stock-based compensation	3,984	61,517	145,348	341,318
Exploration expenses, including stock-based
compensation, incurred during the period	1,778,407	1,534,655	4,362,690	2,915,817
Cumulative exploration expenses, beginning of period	39,823,699	29,502,567	37,239,416	28,121,405
Cumulative exploration expenses, end of period	$41,602,106	$31,037,222	$41,602,106	$31,037,222

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$1,774,423	$1,473,138	$40,752,084	$30,356,884
Cumulative non-cash stock-based compensation	3,984	61,517	850,022	680,338
	$1,778,407	$1,534,655	$41,602,106	$31,037,222

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and six month periods ended December 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2006.

2.	CHANGE IN ACCOUNTING POLICY

a) Variable interest entities

Effective July 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of unlimited common shares without par value.

(b)	Issued and outstanding common shares
	Price	Number	Amount
Common shares issued	(Cdn$)	of Shares	(US$)
Balance, June 30, 2005		99,244,985	$73,800,541
Share purchase warrants exercised	$0.50	5,659,741	2,334,117
Balance, December 31, 2005		104,904,726	$76,134,658

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan

The continuity of share purchase options for the period ended December 31, 2005 is as follows:

	Exercise	June 30			Expired or	Dec 31
Expiry date	price	2005	Granted	Exercised	cancelled	2005
February 8, 2006	Cdn$0.74	50,500	–	–	–	50,500
June 21, 2006	Cdn$0.60	415,000	–	–	–	415,000
June 21, 2006	Cdn$0.65	195,000	–	–	(40,000)	155,000
June 21, 2006	Cdn$0.70	1,767,500	–	–	(10,000)	1,757,500
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	240,000	–	–	–	240,000
June 22, 2007	Cdn$0.74	275,000	–	–	–	275,000
Sept. 28, 2007	Cdn$0.58	–	2,165,000	–	(20,000)	2,145,000
Dec 14, 2007	Cdn$0.52	–	135,000	–	–	135,000
		2,993,000	2,300,000	–	(70,000)	5,223,000

Weighted average
exercise price (Cdn$)		$ 0.68	$ 0.58	$ –	$ 0.64	$ 0.62

(d)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the period ended December 31, 2005 is:

Expiry date	Exercise Price	June 30 2005	Issued	Exercised	Expired	Dec 31 2005
Dec. 31, 2005	Cdn$0.50	7,031,636	–	(5,659,741)	(1,371,895)	–
Dec. 17, 2006	Cdn$0.80/Cdn$1.02 (i)	28,571,877	–	–	–	28,571,877
		35,603,513	–	(5,659,741)	(1,371,895)	28,571,877

Weighted average exercise price (Cdn$)		$ 0.74	$ –	$ 0.50	$ 0.50	$ 0.80

(i)

Warrants are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006. If all warrants are exercised at Cdn$1.02, the weighted average exercise price at December 31, 2005 would increase from Cdn$0.50 to Cdn$0.93.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Six months ended
		December 31		December 31
Transactions	2005	2004	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$1,639,767	$566,609	$2,590,772	$1,116,864
Hunter Dickinson Group Inc.	2,750	2,625	5,408	5,110
CEC Engineering Ltd.	–	6,542	–	25,085
Administration cost recovery
Hunter Dickinson Inc.	25,572	24,584	50,548	47,695

	As at	As at
	December 31	June 30
Balances receivable (payable)	2005	2005
Hunter Dickinson Inc. and subsidiaries	$461,590	$(96,390)
Hunter Dickinson Group Inc.	(2,750)	(2,727)
CEC Engineering Ltd.	–	(15,906)
Balances (payable) receivable to related parties	$458,840	$(115,023)

5.	CONTINGENCIES

Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001.

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico which set aside the original ruling of October 25, 2001 and declared the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a new lawsuit by David Hermiston, one of the original plaintiffs, making essentially the same allegations and seeking essentially the same

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.